Exhibit 99

(1) On March 28, 2001, Mr. Schultz entered into a previously reported variable prepaid forward contract (the "Contract") with an unaffiliated third-party buyer (the "Buyer") with a maturity date of March 29, 2004. Mr. Schultz pledged 3,378,082 (split adjusted) shares of Common stock to secure his obligations under the Contract. Pursuant to the Contract, at maturity a "Settlement Price" is determined based on the average of the closing sale prices of the Common Stock from March 23, 2004 through March 29, 2004, and Mr. Schultz was obligated to deliver to the Buyer a number of shares determined by multiplying a "Delivery Ratio" by the 3,378,082 shares (or an equivalent amount of cash, if elected by Mr. Schultz). The Delivery Ratio is determined as follows: (1) if the Settlement Price is less than or equal to the Floor Price (which was $20.4116, split adjusted), then the Delivery Ratio is 1; (2) if the Settlement Price is greater than the Floor Price but less than the Ceiling Price (which was $30.85, split adjusted), then the Delivery Ratio is the Floor Price divided by the Settlement Price; and (3) if the Settlement Price is equal to or greater than the Ceiling Price, then the Delivery Ratio is the Settlement Price minus the Ceiling Price, plus the Floor Price, divided by the Settlement Price. In exchange for assuming this obligation, Mr. Schultz received a cash payment of $55,180,969 as of the date of entering into the Contract.

On February 17, 2004, Mr. Schultz and the Buyer amended the Contract to: (1) extend the maturity date to March 16, 2007 such that the Settlement Price will be determined based on the average of the closing sale prices of the Common Stock from March 12, 2007 through March 16, 2007; (2) set a new Floor Price of $34.5357; and (3) set a new Ceiling Price of $71.3738. The process for determining the Delivery Ratio remains the same, and Mr. Schultz's pledge of 3,378,082 shares will continue during the extended period of the Contract.